Exhibit 99.3

Electra Meccanica Appoints Bal Bhullar as Chief Financial Officer

VANCOUVER, British Columbia, Nov. 21, 2018 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) ("Electra Meccanica" or the "Company"), a designer and manufacturer of electric vehicles, today announced the appointment of Bal Bhullar, a proven financial executive with public company experience, as its Chief Financial Officer, effective November 19, 2018. As CFO, Ms. Bhullar will succeed Kulwant Sandher, who will continue as a consultant to the Company to ensure a smooth transition.

Ms. Bhullar is an accomplished financial executive with over 25 years of diversified business, financial and risk management experience. Bal has prior CFO experience at both public and private companies across various sectors, including technology, natural resources and transportation. Ms. Bhullar most recently served as CEO of BKB Management Ltd., a firm she founded in 2005 to provide CFO and corporate governance services to public and private companies, prior to joining Electra Meccanica as a full-time CFO.

Ms. Bhullar is a Chartered Professional Accountant, Certified General Accountant and holds a diploma in Financial Management from the British Columbia Institute of Technology, as well as a CRM designation from Simon Fraser University.

“I look forward to leveraging Ms. Bhullar’s deep public company experience to improve our operations as we begin to ramp up the production of our innovative SOLO electric vehicle,” said Jerry Kroll, Founder and CEO of Electra Meccanica. “As we move forward into 2019 and begin delivering our first production vehicles, her financial and operation experience will prove invaluable. I look forward to working closely with Ms. Bhullar to meet and exceed all strategic objectives.”

“It has been a pleasure to serve as Electra Meccanica’s Chief Financial Officer. I am proud of the progress we have made to-date,” said Kulwant Sandher.

“Electra Meccanica is an exciting entrant into the emerging electric vehicle space, offering a definitively unique and attractive vehicle lineup,” said Bal Bhullar. “I am pleased to have joined the Company as Chief Financial Officer, working closely with Jerry Kroll and the Electra Meccanica Board of Directors to manage our expected growth trajectory well into the future.”

About ElectraMeccanica Vehicles Corp.:

Electra Meccanica is a designer and manufacturer of electric vehicles. The Company builds the innovative, all-electric SOLO, a single passenger vehicle developed to revolutionize the way people commute, as well as the Tofino, an elegant high-performance two seater electric roadster sports car. Both vehicles are tuned for the ultimate driving experience while making your commute more efficient, cost-effective and environmentally friendly. Intermeccanica, a subsidiary of Electra Meccanica, has successfully been building high-end specialty cars for 59 years. For more information, visit www.electrameccanica.com.

Safe Harbor Statements
Some of the statements contained in this press release are forward-looking statements and information within the meaning of applicable securities laws. Forward-looking statements and information can be identified by the use of words such as “expects”, “intends”, “is expected”, “potential”, “suggests” or variations of such words or phrases, or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are not historical facts and are subject to a number of risks and uncertainties beyond the Company’s control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements, except as may be required by law.

Media Contact:
Sean Mahoney
(310) 867-0670
sean@ElectraMeccanica.com

Investor Relations:
Greg Falesnik
Managing Director
MZ Group - MZ North America
(949) 385-6449
greg.falesnik@mzgroup.us
www.mzgroup.us

Source: Electra Meccanica Vehicle Corp

Released November 21, 2018